LEEWARD CAPITAL CORP.

Suite 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

04 MAR -9 AM 7:21

Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640

PRESS RELEASE

Date: February 27, 2004

SUPPL

Leeward announces withdrawal of Rhonda from Mossy Option

James W. Davis, President, announces that Leeward has been informed that Rhonda Corporation has decided to withdraw from the option to earn an interest in the Mossy River diamond program in east-central Saskatchewan. Having expended approximately $200,000 on exploration (including drilling), Rhonda surrendered its option. Leeward now owns the claims 100%.

Leeward plans to undertake a diamond drilling program to test the most significant anomaly delineated thus far. This anomaly is defined by geophysical and geochemical surveys along with limited heavy mineral sampling. Geophysical surveys completed include magnetic, gravity, and self-potential. Geochemical surveys included MMI and ICP analyses. Three Wacker overburden drill holes have been completed on this target.

For further information, contact James W. Davis at (403) 265-4077, ext.202.

dlw 3/9

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